Exhibit 99.1

Markit Ltd.

Consolidated Income Statement (Unaudited)

	Three months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014
	$’m	$’m	$’m	$’m

Revenue	273.1	264.6	544.6	524.0

Operating expenses	(148.5)	(144.6)	(295.3)	(287.3)
Exceptional items	(1.8)	(31.3)	(3.2)	(42.4)
Acquisition related items	-	(2.2)	-	(5.0)
Amortisation – acquisition related	(14.4)	(14.1)	(28.8)	(28.3)
Depreciation and amortisation – other	(26.4)	(23.5)	(51.3)	(46.8)
Share based compensation and related items	(8.7)	(3.1)	(18.6)	(6.1)
Other gains/(losses) – net	0.2	(2.9)	8.1	(5.4)

Operating profit	73.5	42.9	155.5	102.7

Finance costs – net	(3.7)	(3.9)	(7.8)	(8.3)
Share of results from joint venture	(2.7)	-	(5.3)	-

Profit before income tax	67.1	39.0	142.4	94.4

Income tax expense	(22.6)	(9.6)	(43.4)	(25.2)

Profit for the period	44.5	29.4	99.0	69.2

Profit attributable to:
Owners of the parent	44.5	29.4	99.3	69.2
Non-controlling interests	-	-	(0.3)	-

	44.5	29.4	99.0	69.2

	$	$	$	$
Earnings per share, basic	0.24	0.17	0.54	0.39
Earnings per share, diluted	0.23	0.16	0.52	0.38

There were no discontinued operations for either period presented.

Consolidated Balance Sheet (Unaudited)

	June 30, 2015	December 31, 2014
	$’m	$’m
Assets
Non-current assets
Property, plant and equipment	52.0	56.5
Intangible assets	2,806.3	2,823.3
Deferred income tax assets	1.4	4.2
Derivative financial instruments	-	0.9
Investment in joint venture	9.8	1.1

Total non-current assets	2,869.5	2,886.0

Current assets
Trade and other receivables	262.2	288.8
Derivative financial instruments	5.4	7.1
Current income tax receivables	0.5	0.4
Cash and cash equivalents	119.5	117.7

Total current assets	387.6	414.0

Total assets	3,257.1	3,300.0

Equity
Capital and reserves
Common shares	1.8	1.8
Share premium	234.0	456.8
Other reserves	(74.4)	(75.2)
Retained earnings	1,973.6	1,850.6

Equity attributable to owners of the parent	2,135.0	2,234.0
Non-controlling interest	36.3	36.6

Total equity	2,171.3	2,270.6

Liabilities
Non-current liabilities
Borrowings	455.7	349.2
Trade and other payables	131.0	143.1
Derivative financial instruments	0.9	0.6
Deferred income tax liabilities	40.9	30.2

Total non-current liabilities	628.5	523.1

Current liabilities
Borrowings	86.4	86.4
Trade and other payables	174.5	203.7
Deferred income	186.2	194.2
Current income tax liabilities	8.7	19.7
Derivative financial instruments	1.5	2.3

Total current liabilities	457.3	506.3

Total liabilities	1,085.8	1,029.4

Total equity and liabilities	3,257.1	3,300.0

Markit Ltd.

Consolidated Statement Of Cash Flows (Unaudited)

	Six months ended June 30, 2015	Six months ended June 30, 2014
	$’m	$’m
Profit before income tax	142.4	94.4
Adjustment for:
Amortisation – acquisition related	28.8	28.3
Depreciation and amortisation – other	51.3	46.8
Fair value gains on derivative financial instruments	(0.1)	(1.0)
Share based compensation	18.1	13.4
Finance costs – net	7.8	8.3
Share of results from joint venture	5.3	-
Foreign exchange gains and other non-cash charges in operating activities	(1.0)	-
Changes in working capital:
Decrease/(increase) in trade and other receivables	22.5	(35.0)
(Decrease)/increase in trade and other payables	(40.5)	3.2

Cash generated from operations	234.6	158.4

Cash flows from operating activities
Cash generated from operations	234.6	158.4
Interest paid	(2.8)	(3.9)
Income tax paid	(33.9)	(25.8)

Net cash generated from operating activities	197.9	128.7

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	-	(85.9)
Purchases of property, plant and equipment	(8.6)	(15.0)
Purchases of intangible assets	(55.0)	(48.7)
Settlement of contingent consideration	(1.6)	-
Investment in joint venture	(15.4)	-
Interest received	-	0.1

Net cash used in investing activities	(80.6)	(149.5)

Cash flows from financing activities
Proceeds from issuance of common shares	131.7	38.8
Share buy back	(394.1)	(52.0)
Proceeds from borrowings	315.0	100.0
Repayments of borrowings	(168.0)	(40.0)
Prepaid facility fees	-	(4.1)

Net cash (used in)/generated from financing activities	(115.4)	42.7

Net increase in cash and cash equivalents	1.9	21.9

Cash and cash equivalents at beginning of period	117.7	75.3
Net increase in cash and cash equivalents	1.9	21.9
Exchange (losses)/gains on cash and cash equivalents	(0.1)	0.3

Cash and cash equivalents at end of period	119.5	97.5

Markit Ltd.

Notes to the Consolidated Financial Statements

1.	Operating expenses

	Three months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014
	$’m	$’m	$’m	$’m
Personnel costs	91.8	89.3	183.7	178.4
Operating lease payments	4.2	4.2	8.4	8.0
Technology costs	22.8	23.8	45.4	47.0
Subcontractors and professional fees	11.1	9.7	21.6	20.2
Other expenses	18.6	17.6	36.2	33.7

Operating expenses	148.5	144.6	295.3	287.3

The operating expenses above exclude exceptional items (see note 2), acquisition related items, other gains/(losses) – net, share based compensation and related items, depreciation on property, plant and equipment and amortisation of intangible assets.

2.	Exceptional items

	Three months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014
	$’m	$’m	$’m	$’m
Exceptional items:
- Legal advisory costs	1.8	1.8	3.2	2.9
- IPO preparation and execution costs	-	8.4	-	12.1
- Accelerated share based compensation charges	-	1.0	-	7.3
- Recognition of liability for social security costs on employee equity instruments	-	20.1	-	20.1

Exceptional items	1.8	31.3	3.2	42.4

Legal advisory costs are associated with ongoing antitrust investigations by both the US Department of Justice and the European Commission and the associated consolidated class action lawsuit relating to the credit derivatives and related markets. These costs have been classified as exceptional due to the complexity and individual nature of these related cases along with the size of the costs being incurred. These costs represent an industry wide issue and are consequently not considered part of the normal course of business of Markit Ltd. (the “Company”) and its subsidiaries (hereafter the “Group”).

IPO preparation and execution costs consist of legal and professional fees associated with the Company’s initial public offering. These costs are one off in nature and not considered part of the Group’s normal course of business.

The completion of the IPO resulted in a non-recurring acceleration of vesting for options granted prior to August 2013. The accelerated share based compensation charge reflects the impact of the IPO process.

During the second quarter of 2014, the Group recognised a liability for social security costs on employee equity instruments as the Group agreed to meet these obligations on behalf of employees. This has been classified as an exceptional item due to the one-off nature and size of the initial recognition.

4